Teva to Present Oncology Data at the 2016 American Society of Hematology (ASH) Annual Meeting
& Exposition

JERUSALEM—November 30, 2016—Teva Pharmaceutical Industries Ltd., (NYSE and TASE:TEVA) today announced that data on GRANIX® (tbo-filgrastim) Injection, TREANDA® (bendamustine HCl) Injection and TRISENOX® (arsenic trioxide) Injection will be presented during poster sessions at the 2016 ASH Annual Meeting to be held at the San Diego Convention Center in San Diego, CA on December 3-6, 2016. Additional bendamustine abstracts were also accepted for publication in an online issue of Blood to be issued during the annual meeting.

“We look forward to sharing real world data and outcomes research from our Oncology portfolio that provide deeper insights into our products,” said Richard Nieman, M.D., Senior Vice President, Global Medical Affairs, Teva Pharmaceuticals. “The presentations at this year’s ASH Meeting further highlight Teva’s commitment to providing innovative medicines that positively impact our healthcare system, treatment and management of disease, and the lives of people, particularly those affected by cancer.”

Teva-sponsored data to be presented include:

GRANIX® (tbo-filgrastim) Injection

P2504: Real-World Safety Experience for Short-Acting Recombinant Human Granulocyte Colony-Stimulating Factor.

•	This abstract will be presented during Granulocytes, Monocytes, and Macrophages on Sunday, December 4, 2016, 6:00 p.m. to 8:00 p.m. in Hall GH

P2407: Budget Impact Analysis of Treating Chemotherapy Patients with Health Care Provider-Administered Tbo-Filgrastim, Filgrastim-Sndz, and Filgrastim in the United States.

•	This abstract will be presented during Outcomes Research—Malignant Conditions on Saturday, December 3, 2016, 5:30 p.m. to 7:30 p.m. in Hall GH

P4786: Budget Impact Analysis of Treating Chemotherapy Patients with Patient-Administered Tbo-Filgrastim, Filgrastim-Sndz, and Filgrastim in the United States.

•	This abstract will be presented during Outcomes Research—Malignant Conditions on Monday, December 5, 2016, 6:00 p.m. to 8:00 p.m. in Hall GH

TREANDA® (bendamustine HCl) Injection

P2406: Differences in Healthcare Utilization in Chronic Lymphocytic Leukemia (CLL) Patient Treated With Bendamustine plus Rituximab (BR) Versus Fludarabine, Cyclophosphamide, and Rituximab (FCR).

•	This abstract will be presented during Outcomes Research—Malignant Conditions on Saturday, December 3, 2016, 5:30 p.m. to 7:30 p.m. in Hall GH

TRISENOX® (arsenic trioxide) Injection

P4034: Long-Term Safety Experience with Arsenic Trioxide in Patients with Acute Promyelocytic Leukemia.

•	This abstract will be presented during Acute Myeloid Leukemia: Commercially Available Therapy, excluding Transplantation on Monday, December 5, 2016, 6:00 p.m. to 8:00 p.m. in Hall GH

GRANIX® (tbo-filgrastim) Injection

Indication
GRANIX is a leukocyte growth factor indicated to reduce the duration of severe neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs associated with a clinically significant incidence of febrile neutropenia.

Important Safety Information for GRANIX® (tbo-filgrastim) Injection

Splenic rupture: Splenic rupture, including fatal cases, can occur following the administration of human granulocyte colony-stimulating factors (hG-CSFs). Discontinue GRANIX and evaluate for an enlarged spleen or splenic rupture in patients who report upper abdominal or shoulder pain after receiving GRANIX.
Acute respiratory distress syndrome (ARDS): ARDS can occur in patients receiving hG-CSFs. Evaluate patients who develop fever and lung infiltrates or respiratory distress after receiving GRANIX, for ARDS. Discontinue GRANIX in patients with ARDS.

Allergic reactions: Serious allergic reactions, including anaphylaxis, can occur in patients receiving hG-CSFs. Reactions can occur on initial exposure. Permanently discontinue GRANIX in patients with serious allergic reactions. Do not administer GRANIX to patients with a history of serious allergic reactions to filgrastim or pegfilgrastim.

Use in patients with sickle cell disease: Severe and sometimes fatal sickle cell crises can occur in patients with sickle cell disease receiving hG-CSFs. Consider the potential risks and benefits prior to the administration of GRANIX in patients with sickle cell disease. Discontinue GRANIX in patients undergoing a sickle cell crisis.

Capillary leak syndrome (CLS): CLS can occur in patients receiving hG-CSFs and is characterized by hypotension, hypoalbuminemia, edema and hemoconcentration. Episodes vary in frequency, severity and may be life-threatening if treatment is delayed. Patients who develop symptoms of CLS should be closely monitored and receive standard symptomatic treatment, which may include a need for intensive care.

Potential for tumor growth stimulatory effects on malignant cells: The granulocyte colony-stimulating factor (G-CSF) receptor, through which GRANIX acts, has been found on tumor cell lines. The possibility that GRANIX acts as a growth factor for any tumor type, including myeloid malignancies and myelodysplasia, diseases for which GRANIX is not approved, cannot be excluded.

Most common treatment-emergent adverse reaction: The most common treatment-emergent adverse reaction that occurred in patients treated with GRANIX at the recommended dose with an incidence of at least 1% or greater and two times more frequent than in the placebo group was bone pain.

Please see Full Prescribing Information for GRANIX® (tbo-filgrastim) Injection

TREANDA® (bendamustine HCl) Injection

Indications
TREANDA is indicated for the treatment of patients with chronic lymphocytic leukemia (CLL). Efficacy relative to first-line therapies other than chlorambucil has not been established.

TREANDA is indicated for the treatment of patients with indolent B-cell non-Hodgkin lymphoma (NHL) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen.

Important Safety Information for TREANDA® (bendamustine HCl) Injection

Contraindication: TREANDA is contraindicated in patients with a known hypersensitivity (e.g., anaphylactic and anaphylactoid reactions) to bendamustine.
Myelosuppression: TREANDA caused severe myelosuppression (Grade 3-4) in 98% of patients in the two NHL studies. Three patients (2%) died from myelosuppression-related adverse reactions. If myelosuppression occurs, monitor leukocytes, platelets, hemoglobin (Hgb), and neutrophils frequently. Myelosuppression may require dose delays and/or subsequent dose reductions if recovery to the recommended values has not occurred by the first day of the next scheduled cycle.
Infections: Infection, including pneumonia, sepsis, septic shock, hepatitis and death have occurred. Patients with myelosuppression following treatment with TREANDA are more susceptible to infections. Patients treated with TREANDA are at risk for reactivation of infections including (but not limited to) hepatitis B, cytomegalovirus, Mycobacterium tuberculosis, and herpes zoster. Patients should undergo appropriate measures (including clinical and laboratory monitoring, prophylaxis, and treatment) for infection and infection reactivation prior to administration.

Anaphylaxis and Infusion Reactions: Infusion reactions to TREANDA have occurred commonly in clinical trials. Symptoms include fever, chills, pruritus, and rash. In rare instances severe anaphylactic and anaphylactoid reactions have occurred, particularly in the second and subsequent cycles of therapy. Monitor clinically and discontinue drug for severe (Grade 3-4) reactions. Ask patients about symptoms suggestive of infusion reactions after their first cycle of therapy. Consider measures to prevent severe reactions, including antihistamines, antipyretics, and corticosteroids in subsequent cycles in patients who have experienced Grade 1 or 2 infusion reactions.

Tumor Lysis Syndrome: Tumor lysis syndrome associated with TREANDA treatment has occurred. The onset tends to be within the first treatment cycle of TREANDA and, without intervention, may lead to acute renal failure and death. Preventive measures include vigorous hydration and close monitoring of blood chemistry, particularly potassium and uric acid levels. There may be an increased risk of severe skin toxicity when TREANDA and allopurinol are administered concomitantly.

Skin Reactions: Fatal and serious skin reactions have been reported with TREANDA treatment and include, toxic skin reactions, [Stevens-Johnson Syndrome (SJS), toxic epidermal necrolysis (TEN), and drug reaction with eosinophilia and systemic symptoms (DRESS)], bullous exanthema and rash. Events occurred when TREANDA was given as a single agent and in combination with other anticancer agents or allopurinol. Where skin reactions occur, they may be progressive and increase in severity with further treatment. Monitor patients with skin reactions closely. If skin reactions are severe or progressive, withhold or discontinue TREANDA.

Hepatotoxicity: Fatal and serious cases of liver injury have been reported with TREANDA. Combination therapy, progressive disease or reactivation of hepatitis B were confounding factors in some patients. Most cases were reported within the first three months of starting therapy. Monitor liver chemistry tests prior to and during bendamustine therapy.

Other Malignancies: There are reports of pre-malignant and malignant diseases that have developed in patients who have been treated with TREANDA, including myelodysplastic syndrome, myeloproliferative disorders, acute myeloid leukemia, and bronchial carcinoma.

Extravasation Injury: TREANDA extravasations have been reported in postmarketing resulting in hospitalizations from erythema, marked swelling, and pain. Assure good venous access prior to starting TREANDA infusion and monitor the intravenous infusion site for redness, swelling, pain, infection, and necrosis during and after administration of TREANDA.

Embryo-fetal Toxicity: TREANDA can cause fetal harm when administered to a pregnant woman. Women should be advised to avoid becoming pregnant while using TREANDA.

Most Common Adverse Reactions:

•	The most common non-hematologic adverse reactions for CLL (frequency 15%) are pyrexia, nausea, and vomiting.

•	The most common non-hematologic adverse reactions for NHL (frequency 15%) are nausea, fatigue, vomiting, diarrhea, pyrexia, constipation, anorexia, cough, headache, weight decreased, dyspnea, rash, and stomatitis.

•	The most common hematologic abnormalities for both indications (frequency 15%) are lymphopenia, anemia, leukopenia, thrombocytopenia, and neutropenia.

TO REPORT ADVERSE REACTIONS: Contact us at 1-800-896-5855 or usmedinfo@tevapharm.com

Please see Full Prescribing Information for TREANDA® (bendamustine HCl) Injection

TRISENOX® (arsenic trioxide) Injection

Indication

TRISENOX® is indicated for induction of remission and consolidation in patients with acute promyelocytic leukemia (APL) who are refractory to, or have relapsed from, retinoid and anthracycline chemotherapy, and whose APL is characterized by the presence of the t(15;17) translocation or PML/RAR-alpha gene expression.

Important Safety Information for TRISENOX® (arsenic trioxide) Injection

Contraindications: TRISENOX is contraindicated in patients who are hypersensitive to arsenic.

APL Differentiation Syndrome: Nine of 40 patients with APL treated with TRISENOX, at a dose of 0.15 mg/kg, experienced the APL differentiation syndrome.

Cardiac Conduction Abnormalities: Torsade de Pointes, Complete Heart Block, and QT Prolongation: Sixteen of 40 patients (40%) had at least one ECG tracing with a QTc interval greater than 500 msec. Prolongation of the QTc was observed between 1 and 5 weeks after TRISENOX infusion, and then returned towards baseline by the end of 8 weeks after TRISENOX infusion. Monitor ECG weekly and more frequently for clinically unstable patients. For QTc greater than 500 msec, complete corrective measures and reassess the QTc with serial ECGs prior to initiating TRISENOX. During TRISENOX therapy, maintain potassium concentrations above 4 mEq/L and magnesium concentrations above 1.8 mg/dL. Reassess patients who reach an absolute QT interval value > 500 msec and immediately correct concomitant risk factors, if any, while the risk/benefit of continuing versus suspending TRISENOX therapy should be considered. The risk may be increased when TRISENOX is coadministered with medications that can lead to electrolyte abnormalities (such as diuretics or amphotericin B).

Carcinogenesis: The active ingredient of TRISENOX, arsenic trioxide, is a human carcinogen. Monitor patients for the development of second primary malignancies.

Embryo-Fetal Toxicity: TRISENOX can cause fetal harm when administered to a pregnant woman. One patient who became pregnant while receiving arsenic trioxide had a miscarriage. Advise pregnant women of the potential risk to a fetus. Advise females and males of reproductive potential to use effective contraception during and after treatment with TRISENOX.

Lactation: TRISENOX is excreted in human milk. Because of the potential for serious adverse reactions in nursing infants, discontinue breastfeeding during treatment with TRISENOX.

Laboratory Tests: Electrolyte and glucose levels, as well as hepatic, renal, hematologic, and coagulation profiles should be monitored at least twice weekly, and more frequently for clinically unstable patients during the induction phase and at least weekly during the consolidation phase.

Drug Interactions: Avoid the concomitant use of TRISENOX with medications that can prolong the QT/QTc interval or those that can lead to electrolyte abnormalities. Concomitant use of drugs that can prolong the QT/QTc interval with TRISENOX may increase the risk of serious QT/QTc interval prolongation. Electrolyte abnormalities increase the risk of serious QT/QTc interval prolongation. Monitor ECGs and electrolytes more frequently in patients who are unable to avoid concomitant use of these medications and TRISENOX.

Pediatric Use: In a pediatric study, the toxicity profile observed in 13 pediatric patients with APL between the ages of 4 and 20 receiving TRISENOX was similar to that observed in adult patients. Additional drug-related toxicities reported included: gastrointestinal disorders, metabolic and nutrition disorders, respiratory disorders, cardiac failure congestive, neuralgia, and enuresis. One case each of pulmonary edema and caecitis were considered serious reactions. No children less than 4 years of age were enrolled in the trial due to the rarity of APL in this age group.

Patients with Renal Impairment: Exposure of arsenic trioxide may be higher in patients with severe renal impairment. Patients with severe renal impairment (creatinine clearance less than 30 mL/min) should be monitored for toxicity when these patients are treated with TRISENOX, and a dose reduction may be warranted. The use of TRISENOX in patients on dialysis has not been studied.

Patients with Hepatic Impairment: Since limited data are available across all hepatic impairment groups, caution is advised in the use of TRISENOX in patients with hepatic impairment. Monitor patients with severe hepatic impairment (Child-Pugh Class C) who are treated with TRISENOX for toxicity.

Most Common Adverse Reactions: Most patients experienced some drug related toxicity, most commonly leukocytosis, gastrointestinal (nausea, vomiting, diarrhea, and abdominal pain), fatigue, edema, hyperglycemia, dyspnea, cough, rash or itching, headaches, and dizziness. These adverse effects have not been observed to be permanent or irreversible nor do they usually require interruption of therapy.

TO REPORT SIDE EFFECTS: Contact us at 1-800-896-5855 or USMedinfotevapharma.com

Please see Full Prescribing Information for TRISENOX® (arsenic trioxide) Injection

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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